Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

Apex Technology Acquisition Corporation

Dear Fellow Shareholder,

We hope you and your family are well. Thank you for your partnership in this amazing journey. When we launched Apex Technology Acquisition Corporation (“APXT”) in September 2019, we had a clear vision for the company with which we would merge. The company had to: 1) be fast-growing, 2) be profitable, 3) have a large addressable market, 4) have superior technology, and 5) have experienced technical leadership.

After a yearlong search and meetings with over 100 companies, we are proud to have found a true partner that meets all those objectives, in AvePoint, Inc. (“AvePoint”), the largest data management solutions provider for Microsoft 365. Today, we are incredibly excited to inform you that we have reached the final steps towards closing, and we need your vote as soon as possible but no later than June 30, 2021 to bring us across the finish line.

Now is the time to fully stake your claim in the markets by supporting the APXT shareholder vote. Owning public company stock comes with the right – and the responsibility – to exercise your vote as a shareholder. By joining and voting together, you can harness your power and continue to be part of the AvePoint growth story. This merger is only the beginning of an exciting future to create significant shareholder value and AvePoint is already well underway with FY20 Total Revenue of $152 million, up 31% over FY19 Total Revenue of $116 million and FY20 Recurring Revenue of $114 million, up 38% over FY19 Recurring Revenue of $83 million.

We believe we are the ideal partner for AvePoint in its journey as a public company due to our tenure, expertise and experience in the capital markets, boardrooms and technology industry:

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Jeff served as Booking Holdings Board Director where market capitalization grew from $1 billion in 2003 to $80 billion in 2019, an 80x increase. Similarly, during his tenure at Twilio, the market capitalization grew from $4 billion in 2017 to $60 billion today, a 15x increase.

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Brad led Goldman Sachs global technology banking team for many years. He and his team led over 100 merger transactions and over 200 initial public offerings. One of his first projects at Goldman Sachs was working on the Microsoft IPO, which is especially relevant to AvePoint.

Post-merger, Jeff will be joining the AvePoint Board of Directors, and Brad will be joining as a Board Observer, and will be committed to AvePoint’s long-term success for all our shareholders. We are incredibly excited to begin this new journey with you.

We are extremely grateful for the support you have given us thus far. To make this vision a reality, we need your continued support in the APXT shareholder vote. Let us embark upon this voyage together and use your vote of confidence to complete the APXT and AvePoint merger.

Your vote matters. Regardless of how many shares you own, you are given the right and the responsibility to support AvePoint in its continued success. The Board of Directors unanimously recommends that you vote “FOR” the adoption of the merger. Every shareholder of record as of June 1, 2021 is entitled to vote. We need you to vote “FOR” all six proposals included in the proxy statement/prospectus to properly effectuate the merger. If you do not vote, your non-vote acts as a vote against the merger. Please vote as soon as possible.

Visit www.VOTEAPXT.com for details on how to exercise your right to vote now.

Sincerely,
Jeff Epstein	Brad Koenig
Co-CEO	Co-CEO

Important Information for Investors and Shareholders

This letter relates to a proposed transaction between AvePoint, Inc. (“AvePoint”) and Apex Technology Acquisition Corporation (“Apex”). In connection with the proposed transaction, Apex has filed a registration statement on Form S-4 with the SEC, which also includes a document that serves as a prospectus and proxy statement of Apex, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Apex shareholders. Apex will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Apex are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Apex through the website maintained by the SEC at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Apex and its directors and officers may be deemed participants in the solicitation of proxies of Apex’s stockholders in connection with the proposed transaction. Apex’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Apex in the registration statement containing the proxy statement/prospectus which has been filed with the SEC.

AvePoint is the Largest Data Management Solutions Provider for Microsoft 365 A Data Management Leader in Massive and Rapidly Growing Microsoft Cloud Marketplace TAM growth to ~$33Bn by 2022 Large, Established Global Presence Over 1,300 employees in 29 global offices Approximately 7mm cloud users /16k accounts A Top Microsoft Strategic Cloud Partner Microsoft success in cloud dependent partnership 5x Global Partner of the Year Winner Transformation, governance, and compliance Compelling Growth Vectors R&D driving increased product line Expanding channel and distribution partnerships (SMB initiative) International expansion Selling more to existing customers though investment in sales and customer success Q1 LTM 2021 Strong Financial Performance $158mm Revenue ~33% ARR YoY Growth 10% EBIT (Non-GAAP) Margin Fresh Capital to Invest in Growth Learn more at www.avepoint.com AvePoint Global Headquarters | 525 Washington Blvd, Suite 1400 | Jersey City, NJ 07310 | 201.793.1111 Note: Annual recurring revenue includes ACV from SaaS, termed license, support and maintenance revenue sources plus annualized MRR from the Channel business . EBIT reflects Non-GAAP metric, see reconciliation in Appendix, page 35. Metrics as of October 2020 unless otherwise noted1) Refer to TAM slide in deck for detailed sources.